Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

24 July 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of Americ


03029080

SUPPL


AUG 0 5 2003

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange recently for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dw 8/7

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S

SEAFOOD

FOR IMMEDIATE RELEASE 24 July 2003

SAM'S SEAFOOD SET THEIR SIGHTS ON THE BIG APPLE

BRISBANE, QUEENSLAND: Respected news journal, The New York Times this week will feature an employment advertisement for seafood sales representatives, heralding Sam's Seafood Holdings Limited's (ASX:SSS) foray into the promising North American market. The opening of a sales office in New York will be Sam's second international office in its global expansion strategy—the first was established in London in December 2002. Sam's Seafood USA Inc, incorporated in July 2003, will be the entity for the US operations.

Federal Fisheries Minister, Senator Ian Macdonald has praised the vision shown by Sam's Seafood in its push to gain a foothold prior to listing its shares on NASDAQ later this year. "Despite being the third largest destination for Australian seafood exports, behind Japan ($744M) and Hong Kong ($494M), the sheer size of the US market means there is tremendous potential for expansion, and establishing a more stable, diversified base for our products" Senator Macdonald said.

In announcing the move, the Board of Sam's cited the realisation of an ambitious turnover target in its UK office which surpassed US$600,000 this month, as the thrust for the Company's timely international expansion. The revenue result represented an extraordinary achievement for the European bureau.

The soon-to-be established New York office, will be a further refinement of the Company's London operation, which presently brokers deals from customers throughout France and the UK. Sam's Seafood management is cautiously anticipating a turnover of US$20 million for the New York office in the 2005 fiscal year, based on the Company's initial assessment of the current market climate on East Coast of the United States.

An Australian call centre will reinforce the sales initiatives of the local office in backing the Company's intercontinental expansion. A core range of products customised to the US market will be marketed to the captive commercial catering and restaurant sector. Premier of Queensland, Peter Beattie, praised the ingenuity of Sam's Seafood as an excellent role model typifying Smart State thinking. "They are taking on the biggest markets with the toughest competition... in the process they are creating jobs for more Queenslanders. And what is more they are paving the way for others to follow. Sam's truly is a Smart company in a Smart State", remarked Mr Beattie.

Sam's Seafood plans to replicate its successful distribution fleet program overseas to ensure the best distribution of export goods directly from New York's JFK Airport. The convoy is predicted to become an iconic feature in the world famous city with the vehicles featuring a colourful depiction of Australian ocean produce and the familiar gold fish symbolic of the Sam's Seafood logo.

Sustaining the company's strategy is Sam's Seafood CEO, Nick Noutsatos who departs Brisbane for New York tomorrow to showcase Queensland's seafood and illustrate the investment potential of the Brisbane-based company. The New York audience will consist of a favourable blend of prospective US institutional investors including UBS, Citigroup, Merrill Lynch and American Express together with renowned food critics.

Grahame Denovan, Sam's Seafood Chairman commented "the seeding of our market presence in New York represents a significant milestone in the consistent diversified international branding strategy for Sam's Seafood. Extensive research, realistic expectations and a carefully considered approach to the US market will be key to our success going forward".

Mr Noutsatos' upcoming trip will also include a diversion to Japan where he will explore future sales opportunities and examine current export levels being recorded by the Company's Australian market competitors. Sam's Seafood currently exports little produce to the Asian market, providing an expanse of future opportunity for the group, which comparatively has not been effected by the SARS epidemic.

Mr Beattie remarked "If you do as you have always done you can only achieve the same results. Sam's Seafood has rejected the limitation of physical boundaries to take on the world". A vision that is certainly shared by the Board and management of Sam's Seafood as they enthusiastically embark on conquering new horizons both locally and overseas.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink Public Relations **0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

21 July 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

SAM'S SEAFOOD CEO RESPONDS TO GLOBAL SEAFOOD INITIAL STATEMENT

Sam's Seafood considers that Global Seafood's market response on Friday 17 July, in which the bid of 12.5 cents per share was labeled "grossly inadequate" is both potential misleading and prematurely dismissive. In consideration of Global's recent ASX announcement history, declining profit forecasts and doubtful market future, Sam's Seafood has reaffirmed that its offer for Global is both reasonable and fair.

As the CEO for Sam's Seafood in consideration of this takeover offer, I recommend that existing Global Seafood shareholders and potential speculative investors maintain cautious and exhibit stringent due diligence prior to any action in relation to the beleaguered stock. Sam's Seafood through issuing this statement wishes to maintain a position of consciousness for the board of Global Seafood in realistically assessing their current circumstances.

In supporting their stance, Sam's Seafood drew on the statement issued by Global Seafood dated 3 December 2002 by non-executive Chairman Denis Loaney, which advised that the company was "on track with an early focus being on developing sustainable profitable operations and improving financial strength". The announcement went on to add that the company had "very strong future prospects".

A little more than a month later on 14 January 2002, Global again went out to the market with an announcement of a fair-value share placement priced between 16 to 20 cents in which the Managing Director, Neal Harris and Non-Executive Chairman, Denis Loaney participated. At this time the company indicated that it was still anticipating a return to profitability through maintaining its margins, despite the company's market revenues had fallen dramatically.

Global's next market announcement dated 9 May 2003 suggested that while revenue would be lower than normal, it was expected that margins would be maintained for the new season catches.

In stark comparison, Global then issued a joint statement via their Executive Directors (David Hooker and Neal Harris) to the ASX five weeks later on 27 June 2003. In this announcement the company cited difficult market forces as the cause for the company's further depreciating revenue, margin and poor results during the June 2003 quarter. Global again, detailed through this release that they expected profitability to improve, however the situation had actually worsened indicating that export market would not see a return until the second quarter of 2003/2004. This announcement seemingly contradicts earlier statements by the Non-Executive Chairman, Denis Loaney regarding the company's prospects.

Sam's Seafood trusts that all interested parties in this takeover bid will assess the available information

future for Global Seafood. Sam's Seafood reiterates the strategy supporting this offer and assures its stakeholders that a successful acquisition of Global will provide multi-purpose operational and market benefits to the company, not solely aligned on the export of seafood to the Asian markets.

We encourage comment and participation by the Executive Directors of Global Seafood in response to this statement.

Yours faithfully

Nicholas Noutsatos
Chief Executive Officer

For more information:

Anna Whybird, Black Ink Public Relations **0403 532 218**

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S
SEAFOOD

FOR IMMEDIATE RELEASE 23 July 2003

Sam's Seafood Calls for Executive Response from Global Seafood

BRISBANE: In response to today's defensive market announcement and media release by Global Seafood Australia Limited (ASX: GSF), Sam's Seafood Holdings Limited (ASX: SSS) has warned Global shareholders that the troubled seafood exporter's Board could be trivialising and oversimplifying the issues facing the company.

"We stand by our offer of 12.5 cents per share as a fair and equitable settlement for Global as it stands today, without the obvious benefit of being able to conduct due diligence on the company. The net tangible asset backing of 28.9 cents per share (as at 31 December 2002) is considered somewhat irrelevant given that does not take into account Global's anticipated full year result ending 30 June, 2003". remarked Sam's Seafood CEO, Nick Noutsatos.

Mr Noutsatos went on to add "It is difficult to justify the bold statement by Global's chairman that the offer is inadequate given that the stock last traded below the offer price only two weeks ago. It is also highly speculative to comment on content of our bid until such time as a comprehensive Bidder's Statement has been submitted to the ASX". He also rejected the suggestion that the bid was "highly conditional". Apart from the accounting conditions (which Mr. Noutsatos said were included in direct response to Global's 27 June release), all the others were fairly standard for a bid of this kind, according to his legal advisors.

Sam's Seafood has characterised the thin trading volumes of the Global stock since the takeover announcement as opportunistic, citing that the market performance of the share during the past few weeks accurately reflects the lacklustre content of the company's announcement dated 27 June 2003.

Despite continuing to reassure its shareholders of the potential benefits of a company-wide restructure, Global Seafood has consistently failed to impress the market with its commercial outlook. The reasons for the declining fortunes of the company since listing on the ASX at $1.00 have been many and varied including working capital restrictions, a poor Japanese market, non-profitable participation in a China/Thailand based cooked prawn scheme, the strong Aussie dollar and the impact of SARS in Asia.

Global's expected investment into the tuna sector is regarded as an overhead by Sam's Seafood management given the reduction in export prices for the commodity. In the opinion and experience of Sam's Seafood, the establishment of a tuna port by Global will ultimately further erode gross profits and detract from the company's focus on its primary export markets.

In closing, Sam's Seafood has called for the seasoned and experienced executives of Global Seafood to respond to the market in recognition of Denis Loaney's participation as Non-Executive Chairman of the company.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink Public Relations	0403 532 218
Nicholas Noutsatos, Sam's Seafood	(07) 3633 4700